Certain portions of the exhibit have been redacted as such

portions are not material and the type of information that the

Company treats as private or confidential.

Employment Agreement

Dear Ilana,

We are pleased to confirm in writing the terms of your employment with BioHarvest Ltd., an Israeli company (the “Company”), effective as of the employment start date indicated in the table below (the “Effective Date”), as follows

Below is a table summarizing the specific terms of your employment with the Company (the “Specific Terms”). The general terms and conditions of your employment with the Company are included in the pages following this document (the “General Terms”).

Please review both the Specific Terms and the General Terms (collectively, the “Employment Agreement”) and if acceptable, sign this document and the attached exhibits and return them to the Company. Your execution of these documents constitutes your agreement to both the Specific Terms and the General Terms.

Employee’s Details	Full Name: Ilana Belzer	Position:	Chief Operating Officer
	I.D. Number: [NUMBER REDACTED]	Manager:	Ilan Sobel
	Address: [ADDRESS REDACTED]	Effective Date:	19/4/2023
	Email: [EMAIL ADDRESS REDACTED]	Scope of Work:	Full time job
Monthly Salary	Monthly Salary: NIS 63,000 (gross) divided to Base Salary of NIS 54,150 and Global Overtime Pay of NIS 8,850 per month.
Overtime hours	up to 60 hours (per month)
Notice Period	2 months
Pension Plan

In the event that the Pension Plan is Managers’ Insurance:

Company’s Contribution: Up to 15.833% of the Monthly Salary. The Company’s Contribution shall include the Company’s payment for the Employee’s disability insurance in the amount required to insure 75% of the Employee’s Monthly Salary, provided that the Company’s payment to pension shall not be less than 5% of the Monthly Salary. In case the purchase cost of the disability insurance will require the Company to increase the Company’s Contribution (to more than 6.5%), the Company’s total contribution to pension together with the disability insurance cost will not be in any case more than 7.5% of the Employee’s Monthly Salary.

The Company will ensure that the Company’s contributions towards premium payable plus the cost of the disability insurance is not less than 6.5% of the Monthly Salary.

Employee Contribution: 6% of the Monthly Salary towards premium payable.

In the event that the Pension Plan is a Pension Fund:

Company’s Contribution: 14.833% of the Monthly Salary as follows: (i) 6.5% of the Monthly Salary towards the premiums payable; and (ii) 8.33% towards severance.

Employee’s Contribution: 6% of the Monthly Salary payment toward the premiums payable in respect of Pension Fund.

In the event that Employee chose to combine Managers’ Insurance and Pension Fund, the terms and percentages detailed above shall apply proportionally to the portions of Employee’s salary which Employee’s chose to insure in Managers’ Insurance and Pension Fund.

Social benefits payments will be paid per the applicable law.

Keren Hishtalmut (“Education Fund”)

Company Contribution - 7.5% of the Monthly Salary

Employee Contribution - 2.5% of the Monthly Salary.

You and the company shall open and maintain a Keren Hishtamut fund three or six months after the Effective Date, per applicable law.

Vacation Days	24 days
Sick Days	Per Applicable Law. However, Employee shall be entitled to receive the full compensation as of the first sick day.
Recreation Days	Per Applicable Law.
Additional Benefits

•Options- you will be entitled to receive 1,000,000 stock options under the Company’s Stock Option Plan. 33% of the options will vest quarterly over 2 years and 66% will vest quarterly over 3 years with a cliff of 6 months.

•You will be entitled to receive an annual bonus of up to 2 months of salary. The final Bonus amount will be based on your individual achievement of your Key Performance Objectives which will be aligned with your manager as well as based on the Company’s overall performance.

•Company’s cell phone- the Company shall make a cellular phone available for your use and shall pay for any maintenance costs together with any changes incurred in respect of reasonable usage. The company will deduct the tax deriving from the Base Salary the value of the cell phone for tax purposes (‘Shovi Shimush’), as required by law.

Car and parking expenses

•Employee will be entitled to use a leased company’s car (the “Car”). The cost of the leased car shall be borne by the Company (the “Cost”). The Car shall be of type and make to be mutually agreed by Employee and the Company. The Company will deduct the tax deriving from the vehicle value for tax purposes (“Shovi Rechev”), as required by law, from the Base Salary. Payments of the Car’s rental fees by the Company under this paragraph are in lieu of traveling expenses to and from work as required by the applicable extension order. Employee’s liabilities and responsibilities with respect to the use of the Car are set forth in the Company’s written policy regarding car leasing, which may be amended from time to time by the Company (the “Car Leasing Policy”). By signing below, Employee agrees and acknowledges that (i) the execution of a written undertaking to comply with the Car Leasing Policy and (ii) the compliance with all terms and conditions of the Car Leasing Policy, by Employee are conditions to making the Company leased Car available to the Employee and maintaining the Car with the Employee.

•You will be entitled to receive Pango parking reimbursement of up to 418 NIS per month.

IN WITNESS WHEREOF, the parties have executed this Employment Agreement as of the date first appearing above.

BioHarvest Ltd.	Employee
By: “Ilan Sobel”	Signature: “Ilana Belzer”
Name: Ilan Sobel	Name: Ilana Belzer
Title: Director of BioHarvest Ltd

General Terms and Conditions of Employment with BioHarvest Ltd.

1.Employment Position.

1.1Employee’s employment with the Company shall commence as of the Effective Date set forth in the Specific Terms and shall continue for an unfixed time period, until terminated in accordance with these General Terms.

1.2Employee shall be employed by the Company in the position indicated in the Specific Terms.

1.3Employee shall report to the person indicated in the Specific Terms or any other person as determined by the Company.

1.4Employee shall devote his entire working time, know-how, expertise, talent, experience and best efforts to the business and affairs of the Company and perform his duties and functions diligently and skillfully with the utmost expertise and devotion.

1.5During Employee’s employment, Employee will not engage in any other employment, consulting or other business activity (with or without consideration), without the Company’s prior approval. Prior to signing this Employment Agreement, the Employee will inform the Company of any employment, occupation, engagement or activity in which the Employee is involved and that would require the Company’s written consent per the paragraph above.

2.Working Hours.

2.1Work for the Company shall be performed on Sunday through Thursday, unless determined and instructed otherwise by the Company.

2.2A regular workweek shall consist of at least 42 working hours, not including Employee’s daily break (which is the Employee’s responsibility to take). Saturday shall be Employee’s recognized and official rest day.

2.3Employee shall cooperate with the Company in maintaining a record of the number of hours of work performed, in accordance with the Company’s policy.

3.Termination.

3.1Employee’s employment with the Company may be terminated at any time at the option of either Employee or the Company, upon delivery to the other party of a written notice pursuant to the Specific Terms (the “Notice Period”).

3.2During the Notice Period Employee shall continue work and perform all regular duties unless otherwise instructed by the Company. Employee will cooperate with the Company and use Employee’s best efforts to assist the integration into the Company organization of the person or persons who will assume Employee’s responsibilities hereunder.

3.3Notwithstanding the foregoing, Company shall be entitled to terminate Employee’s employment at any time prior to the expiration of the Notice Period and pay the Employee the applicable payment in lieu of notice period, per applicable law.

3.4In case of termination of Employee’s employment by the Company for Cause, the Company may terminate Employee’s employment immediately (with no Notice Period).

3.5“Cause” means (i) a material breach of the IP Agreement (as defined below), or any other material breach of this Employment Agreement, which, if capable of cure, was not cured within five (5) calendar days of receipt by the Employee of written notice; (ii) fraud, theft, embezzlement, dishonesty, or misappropriation of funds of the Company, (iii) conviction of, or a plea of “guilty” or “no contest” to a felony or other lesser crime that would require removal from Employee’s position at the Company; or (iv) other cause justifying termination or dismissal without severance payment under applicable law. The determination that a termination is for cause shall be made by the Company in its sole judgment and discretion.

4.Salary.

4.1Employee shall be entitled to a Base Salary in the amount specified in the Specific Terms.

4.2Since Employee’s position shall require Employee, from time to time, to work beyond the regular work hours and on irregular days, the Company shall pay Employee, each month, a Global Overtime Payment in the amount specified in the Specific Terms.

4.3The Monthly Salary shall be paid no later than the 9th day of the following month.

4.4An amount equal to 10% of the Monthly Salary shall be considered to be a special payment for Employee’s obligation for non-competition under the PIIA (the “Special Compensation”). Employee shall be obligated to return to the Company all Special Compensation amounts Employee received from the Company upon violation of any of the obligations set forth in in the PIIA. The Company maintains the right to withhold any amounts due to Employee following such violation. All the above shall not derogate from any of the Company’s rights with respect to such any violation of the provisions of the PIIA.

5.Pension Plan.

5.1The parties will obtain and maintain Managers’ Insurance or a Pension Fund, or combination of both (the “Pension Plan”). The contributions to the Pension Plan shall be as detailed in the Specific Terms. The contributions to the Pension Plan may be changed from time to time in accordance with applicable law.

5.2The parties agree to apply the terms of Section 14 of the Severance Pay Law 1963 (“Section 14”) to the Pension Plan. It is hereby agreed that, pursuant to Section 14, upon termination of Employee’s employment, the Company shall release to the Employee all amounts accrued in the Pension Plan on account of both Employee and the Company’s contributions. Accordingly, the Company waives any right that it may have for the repayment of any of the amounts that the Company allocated to the Pension Plan.

5.3It is hereby agreed and clarified that Employee shall not be entitled to receive severance pay, and the Company shall be entitled to repayment of its allocations to the severance pay portion of the Pension Plan if Employee’s employment shall terminate under the circumstances defined in Section 16 and/or Section 17 of the Severance Pay Law or if Employee withdrew funds contributed to the Pension Plan prior to an “Entitling Event” as such is defined in section 2(b) in the General Approval (attached to this Employment Agreement as Exhibit B).

5.4The parties acknowledge and agree that the amounts accrued in the Pension Plan on account of the Company’s contributions shall be in lieu of and will constitute the full and final settlement of any severance pay Employee may become entitled to under any applicable law or contract.

6.Education Fund.

6.1Employee and the Company shall open and maintain an education fund (“Keren Hishtalmut”) (the “Education Fund”).

6.2Employee hereby authorizes the Company to transfer to the Education Fund the amount of Employee’s contribution and the Company’s contribution from the Monthly Salary, subject to the terms specified in the Specific Terms.

7.IP Agreement.

7.1Employee shall be required, as a condition to Employee’s employment with the Company, to sign the Non-Competition, Proprietary Information and Inventions Agreement attached hereto as Exhibit A (the “PIIA”).

7.2Employee’s compensation under this Employment Agreement has been calculated to include special consideration for the commitments under the PIIA and the Employee will not be entitled to any further consideration for such commitments, expressly including no entitlement to royalties for any Service Inventions as defined in Section 132 of the Patent Law, 1967 (the “Patent Law”). This clause constitutes an express waiver of the Employees rights under Section 134 of the Patent Law.

8.Representations.

Employee confirms and undertakes: (i) that Employee has all right and authority to enter into this Employment Agreement and to perform Employee’s obligations hereunder; (ii) to the transfer of any information related to Employee and held by the Company to a database (including a database located abroad) and to any other person or entity, as the Company shall deem necessary and reasonable for business purposes or to pursue the Company’s business interests; (iii) to comply with any applicable law pertaining to Employee’s employment, including, without limitation, the Company’s Rules for Prevention of Sexual Harassment at the Workplace; (iv) that Employee’s engagement with the Company does not conflict with or breach any of the terms and conditions of any agreement or other commitment to which Employee is a party or by which Employee is bound; (v) to comply with all of the Company’s work-rules, policies, procedures and objectives, as shall be in effect from time to time; and (vi) not disclose the Employment Agreement any part thereof, to any third party (not including the Employee’s spouse, attorney or tax advisor), including, without limitation, to any other employee of the Company; (vii) not to receive, at any time, whether during the term of this Agreement and/or at any time thereafter, directly or indirectly, any payment, benefit and/or other consideration, from any third party in connection with the Employee’s employment with the Company, without the Company’s prior written authorization; (viii) to immediately and without delay inform the Company of any affairs and/or matters in which the Employee and/or Employee’s immediate family has personal interest which might conflict the Employee’s obligations and Position and/or employment with Company (including its affiliates) and/or the interests of the Company (including its affiliates); and (ix) not, without the prior written consent of the Company, to undertake or accept any other paid or unpaid employment or occupation or engage in or be associated with, directly or indirectly, any other businesses, duties or pursuits except for de minimis noncommercial or non-business activities.

9.Use of the Company’s Computer Systems.

The Employee hereby agrees and acknowledges that he has read, understands and consents to the Company Computer Policy attached hereto as Exhibit C and incorporated herein by reference, and agrees to, concurrently with the execution of this Agreement, to sign on Exhibit C.

10.Miscellaneous.

10.1This Employment Agreement together with its exhibits constitute the entire understanding and agreement between the parties, and supersedes any and all agreements (written or oral) concerning the subject matter hereof.

10.2This Employment Agreement may only be amended by a document signed by both parties.

10.3This Employment Agreement will be governed by and construed in accordance with the laws of the State of Israel, without regard to the choice of law provisions thereof. Employee hereby expressly consent to the exclusive personal jurisdiction of the courts located in Tel-Aviv-Jaffa, for any lawsuit arising from or relating to this Agreement.

10.4All taxes, levies and compulsory payments that the Company is liable to deduct, pursuant to any law, at the Employee’s expense, shall be deducted at source from all the payments, rights and benefits to which the Employee is entitled, pursuant to this agreement or its appendices, unless expressly provided otherwise in this agreement.

10.5Employee’s rights and obligations under this Employment Agreement may not be assigned or delegated, in whole or in part, by operation of law or otherwise, without the Company’s prior written consent.

10.6This Employment Agreement includes the terms to be contained in, and constitutes, the written notice to be delivered to the Employee pursuant to the Notice to Employee and Job Candidate Law (Employment Conditions and Candidate Screening and Selection), 5762-2002. This Employment Agreement does not derogate from any right vested to the Employee by virtue of any law, extension order, collective bargaining agreement, to the extent such apply to the Employee.

10.7All notices given or made pursuant to this Employment Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, or (b) when sent by electronic mail if sent during normal business hours of the recipient; if not, then on the next business day. All notices shall be sent to the respective parties at the addresses set forth on the Specific Terms (or at such other addresses as shall be specified by notice given in accordance with this Section 10.7).

***

Exhibit A

NON-COMPETITION, PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

THIS NON-COMPETITION, PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT (“Agreement”) is effective as of the first day of the Employee’s engagement with the Company (“Effective Date”) and made by and between BioHarvest Ltd. (including, at its sole discretion, any or all of the Company’s affiliates, hereafter the “Company”) and Ilana (I.D. No ____________) (the “Employee”).

In consideration for, as a condition and part of the Employee’s engagement with the Company (for no additional consideration or compensation), it is hereby agreed as follows:

1Confidential Information.

1.1.Definition.

1.1.1.“Confidential Information” means any proprietary or confidential data and/or information, in any form or media, that Employee receives, obtains or otherwise acquires or gains access to during or in connection with Employee’s engagement with the Company (whether before or after the date of this Agreement), which pertains to the Company or any of its businesses, clients, customers, employees, shareholders, business partners, licensees, licensors, vendors or affiliates. Confidential Information includes without limitation Company Intellectual Property (as defined below), or any part thereof, as well as any data and/or information that, given the nature of such data and/or information or the circumstances of its disclosure or receipt, is or should reasonably be considered as confidential.

1.1.2.Confidential Information shall not include any information that (i) is in the public domain at the time of disclosure, (ii) subsequently has entered the public domain other than by breach of Employee’s obligations hereunder or by breach of another person’s or entity’s confidentiality obligations, or (iii) is shown by written dated evidence to have been known by Employee prior to disclosure to Employee in connection with his engagement with the Company, not as a result of a breach of any obligation owed to the Company or any other third party.

1.2.Confidentiality. Except as herein provided, Employee agrees that during and after termination of Employee’s engagement with the Company, Employee (i) shall keep Confidential Information confidential and shall not directly or indirectly, use, divulge, publish or otherwise disclose or allow to be disclosed any aspect of Confidential Information without the Company’s prior written consent (except in order to fulfill Employee’s employment tasks and obligations); (ii) shall refrain from any action or conduct which might compromise the confidentiality or proprietary nature of the Confidential Information; and (iii) shall follow Company’s instructions provided from time to time regarding the use and handling of Confidential Information. Employee will take all reasonable precautions to prevent any unauthorized use of disclosure of the Confidential Information.

1.3.Ownership. Employee acknowledges and agrees that all right, title and interest in and to Confidential Information and all materials containing Confidential Information are and shall remain, at all times, the sole and exclusive property of the Company.

1.4.Proprietary Information of Third Parties.

1.4.1.Employee agrees that he/she has not and will not, during the term of the employment, improperly use, disclose or bring onto the premises or systems of the Company any proprietary information or trade secrets of any former employer or other person or entity with which Employee has an agreement or duty to keep in confidence information acquired by Employee, if any, unless with the prior written approval of the Company and such employer, person or entity.

1.4.2.Employee recognizes that the Company may have received, and in the future may receive, from third parties their confidential or proprietary information subject to Company’s undertaking to maintain the confidentiality of such information and to use it only for certain limited purposes. Employee agrees that he/she owes the Company and such third parties, during Employee’s employment with the Company and anytime thereafter, a duty to hold all such third party confidential or proprietary information at least in accordance with the provisions set forth hereunder in connection with Confidential Information of the Company, and to use such third party confidential or proprietary information strictly for the limited purposes and in the manner permitted hereunder.

1.5.Return of Confidential Material. Upon Company’s request or upon termination of the Employee’s employment with the Company for any reason, Employee agrees to promptly surrender and deliver to Company all materials and data of any nature or media pertaining to any Confidential Information or to Employee’s employment. Employee will not retain or take any tangible or electronical materials or data, containing or pertaining to any Confidential Information. If required by the Company, Employee will certify in writing that he/she complied with the requirements of this Section 1.5.

2.Ownership of Intellectual Property.

2.1.Definitions.

2.1.1.“Intellectual Property” means proprietary or intellectual property rights, including without limitation copyrights, inventions, discoveries, patents, designs, trademarks, whether or not registered or capable of being registered, original ideas, trade secrets, source and object code, algorithms, formulae, materials, methods, processes, procedures, any derivatives, improvements and enhancements of the foregoing, and all rights corresponding to the foregoing throughout the world including all rights to sue for and receive remedies against past, present and future infringements of any and all of the foregoing;

2.1.2.“Prior Inventions” means the Intellectual Property made or conceived by or belonging to Employee that are listed on Schedule A attached hereto that (i) were developed by Employee prior to Employee’s employment with the Company, (ii) relate to Company’s actual or proposed business, operations, products or research and development, and (iii) are not assigned to Company hereunder; and

2.1.3.“Open Source” means any software or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, MIT Licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL), materials licensed under any Creative Commons license and the Apache License).

2.2.Assignment of Intellectual Property. Employee hereby irrevocably assigns and transfers to Company, for no additional consideration, Employee’s entire right, title and interest in and to all the Intellectual Property authored, developed, created, made, conceived or reduced to practice by Employee, whether solely or jointly with others, during the period of Employee’s engagement with Company (including after hours, on weekends or during vacation time), that either (i) relate in any manner to the actual or demonstrably anticipated business or proposed business, work, or research and development of Company (ii) is developed in whole or in part on Company’s time or using Company’s equipment, supplies, facilities or Confidential Information, or (iii) result from or are suggested by any task assigned to Employee or any work performed by Employee for or on behalf of Company or in connection with Employee’s duties and responsibilities in the scope of his/her engagement with Company (“Company Intellectual Property”). Employee agrees that this assignment includes a present assignment to Company of ownership with respect to Company Intellectual Property that is not yet in existence.

2.3.Employee herby explicitly and irrevocably waives (i) any interest, claim or demand with respect to any consideration, compensation or royalty payment in connection with Company Intellectual Property and/or the assignment thereof, including, but not limited to any payments pursuant to Section 134 to the Israeli Patent Law – 1967 (the “Patent Law”); (ii) any moral rights, artists’ rights, or any other similar rights worldwide (“Moral Rights”) that he/she has at any time with respect to Company Intellectual Property.

2.4.Prior Inventions. If no Prior Inventions are listed in Schedule A of this Agreement, Employee warrants that there are no Prior Inventions. Employee hereby acknowledges that, if in the course of Employee’s employment with Company, Employee incorporates into a Company product, process, service or software a Prior Invention owned by Employee or in which Employee has an interest, Company is hereby granted and shall have a fully paid, nonexclusive, royalty-free, unlimited, irrevocable, perpetual, worldwide, transferable and sub-licensable right and license to make, have made, modify, create derivative works, reproduce, use, offer to sell use, sell, sublicense and otherwise distribute such Prior Invention (as may be improved or enhanced by or for Company) and in the event of copyrightable materials, copy, distribute, publicly perform, publicly display, make derivative works thereof, and sublicense such copyrightable materials, as part of or in connection with such Company product, process, service or software.

2.5.Disclosure of Intellectual Property. Employee agrees that in connection with Intellectual Property and/or which Employee, solely or jointly with others, conceives, develops or reduces to practice during the period of Employee’s employment with the Company (including after hours, on weekends or during vacation time) whether or not Employee believes that such Intellectual Property is Company Intellectual Property , Employee shall, as customary or required by the Company, keep and maintain adequate and accurate records, and shall promptly disclose such Intellectual Property to Company, through Employee’s immediate supervisor at Company or another Company designee (and if requested by the Company shall also reduce to writing and adequately describe all such Intellectual Property), in order to permit Company to claim its rights under this Agreement.

2.6.Employee’s Assistance.

2.6.1.Employee agrees to assist Company, or its designee, at Company expense, in every proper way to secure Company rights in the Company Intellectual Property and in any and all countries, including (a) the disclosure to Company of all pertinent information and data with respect thereto; (b) the execution of all assignments, applications, specifications, oaths, and other instruments that Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to Company, its successors, assigns, and nominees the sole and exclusive rights, title and interest in and to such Company Intellectual Property.

2.6.2.Employee’s obligations hereunder, to the extent that it is in Employee’s power to do so, shall continue after the termination of Employee’s employment with Company for any reason. If Company is unable because of Employee’s mental or physical incapacity or for any other reason to secure Employee’s signature on any instrument, required at Company’s discretion in order to apply for, pursue or maintain any application for Intellectual Property rights (including patents or copyright registrations) covering and embodying any Company Intellectual Property, then Employee hereby irrevocably designates and appoints Company and its duly authorized officers and agents (at its discretion) as Employee’s agent and attorney-in-fact, to act for and in Employee’s behalf to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and/or protection or maintenance.

2.7.Other Obligations.

2.7.1.Employee acknowledges that the Company from time to time may have agreements with other persons or with the government authorities, or agencies thereof, that impose obligations or restrictions on Company regarding Intellectual Property made during the course of work thereunder or regarding the confidential nature of such work. Employee agrees to be bound by the Company’s instructions or policies, and take necessary actions to assist Company in complying with its obligations thereunder.

2.7.2.Employee further agrees and undertakes that any and all work performed by him shall not infringe upon, misappropriate or use in an unauthorized manner any copyright, patent, trademark, trade secret or other confidential or proprietary information or intellectual property of any third party, including, without limitation, any current or former employer of Employee.

2.8.Open Source Software.

2.8.1.To the extent Intellectual Property or any other work product provided or generated by Employee includes any software, computer code and/or firmware, any such Intellectual Property or work product shall not incorporate or include any Open Source, unless explicitly permitted under the Company’s Open Source policy and/or instructions. Further, all other use of Open Source materials in connection with Employee’s employment shall be in accordance with the Company’s Open Source policy.

2.8.2.Intellectual Property and any other work product provided or generated by Employee shall on delivery be free of viruses, malicious code, time bombs, Trojan horses, back doors, drop dead devices, worms, or other code of any kind that may disable, erase, display any unauthorized message, permit unauthorized access, automatically or remotely stop software, code and/or firmware from operating, or otherwise impair the services, deliverables, inventions or work product or the Company network or any part thereof.

3.Non-Competition and Non-Solicitation

During the term of Employee’s employment with the Company and for a period of twelve (12) months thereafter, Employee will not, directly or indirectly, (i) engage whether as an employee, independent contractor, partner, joint venture, shareholder, investor, director, consultant or otherwise, in any business or activity, all over the world, which is competitive with the technology, products, and/or services of the Company, or the business in which it is currently engaged or in which it may be engaged in, during the time of the Employee’s employment with the Company, (ii) solicit, induce, recruit or encourage any of the Company’s personnel to leave their employment, or take away such personnel, or attempt to solicit, induce, recruit, encourage or take away personnel of the Company, and/or their affiliates, either for the Employee or for any other person or entity; nor (iii) offer, solicit, interfere with and/or endeavor to entice away from Company, and/or any of its affiliates, any person, firm or company with whom Company and/or any of its affiliates shall have any contractual and/or commercial relationship as, consultant, licenser, joint venture, supplier, customer, distributor, agent or contractor of whatsoever nature, existing or under negotiation on or twelve (12) months prior to the termination of his/her employment with the Company.

4.Breach of Obligations

4.1.Employee is aware that a breach of his/her obligations as detailed under this Agreement, or part of them, will cause the Company or the Company’s affiliates serious and irreparable damage, and that no financial compensation can be an appropriate remedy to such damage. Therefore, in addition to the return of the Special Compensation pursuant to the terms of the Employment Agreement to which this Agreement is attached, Employee agrees, that if such a breach occurs, the Company, any of the Company’s affiliates or any of their designee(s) shall be entitled (without limiting other remedies if available under the law or hereunder) to take all legal means necessary and any injunctive relief as is necessary to restrain any continuing or further breach of this Agreement.

5.Acknowledgements and Declarations

Employee hereby declares and acknowledges that:

5.1.Employee’s confidentiality and non-competition obligations under this Agreement are fair, reasonable, and proportional, especially in light of the Special Compensation Employee receives under the employment agreement to which this Agreement is attached, and are designed to protect the Company’s and the Company affiliates’ secrets and their confidential information, which constitute the essence of their protected business and commercial advantage in which significant capital investments were made.

5.2.Any breach of Employee’s obligations under this Agreement shall contradict the nature of the special trust and loyalty between Employee and the Company, the fair and proper business practices and the duty of good faith and fairness between the parties. Any such breach shall harm the Company and/or the Company affiliates and shall constitute a material breach of this Agreement and the employment agreement to which this Agreement is attached.

5.3.Employee’s obligations under this Agreement and the restricted period of time and geographical area specified herein are reasonable and proportional, and do not prevent Employee from developing his/her general knowledge and professional expertise in the area of his/her business, without infringing on or breaching any of the Company’s rights.

6.Miscellaneous

6.1.Governing Law; Consent to Personal Jurisdiction. This Agreement will be governed by the laws of the State of Israel, without regard to the choice of law provisions thereof. Employee hereby expressly consents to the personal jurisdiction of the courts located in Tel-Aviv-Jaffa district, Israel, for any lawsuit arising from or relating to this Agreement.

6.2.Assignment. The undertakings set forth herein may be assigned by the Company. Employee may not assign or delegate his/her duties under this Agreement without the Company’s prior written approval. This Agreement shall be binding upon Employee’s heirs, successors and permitted assignees.

6.3.Counterparts. This Agreement may be signed in two counterparts, each of which shall be deemed an original and both of which shall together constitute one and the same instrument.

6.4.Entire Agreement. This Agreement constitutes the full and complete agreement between the parties and supersedes any and all agreements or understandings, whether written or oral, concerning the subject matter of this Agreement, and may only be amended by a document signed by both parties.

6.5.Severability. If any provision of this Agreement is found to be invalid or unenforceable by a court of competent jurisdiction, such provision shall be automatically adjusted to the minimum extent necessary for validity or enforceability. In any event, the remaining terms and provisions of this Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

“Ilan Sobel”	Signature: “Ilana Belzer”
BioHarvest Lyd.	Employee

By: Ilan Sobel, Director	Name: Ilana Belzer
Date: 19/2/2023	Date: 19/02/2023

Schedule A

TO THE NON-COMPETITION, PROPRIETARY INFORMATION AND INVENTIONS

AGREEMENT

Prior Inventions

Follows a list of Prior Inventions of the Employee:

1. __________________________________________________________

2. __________________________________________________________

3. __________________________________________________________

4. __________________________________________________________

If nothing is listed, I will be regarded as having declared that I have no Prior Inventions.

“Ilana Belzer”19/02/2023

Employee (Signature)Date

Exhibit B

GENERAL APPROVAL REGARDING PAYMENTS BY EMPLOYERS TO A

PENSION FUND AND INSURANCE FUND IN LIEU OF SEVERANCE PAY

By virtue of my power under section 14 of the Severance Pay Law, 1963 (hereinafter: the “Law”), I certify that payments made by an employer commencing from the date of the publication of this approval on behalf of his employees to a comprehensive pension benefit fund that is not an insurance fund within the meaning thereof in the Income Tax (Rules for the Approval and Conduct of Benefit Funds) Regulations, 1964 (hereinafter: the “Pension Fund”) or to managers’ insurance including the possibility of an insurance pension fund or a combination of payments to an annuity fund and to a non-annuity fund (hereinafter: the “Insurance Fund), including payments made by him by a combination of payments to a Pension Fund and an Insurance Fund, whether or not the Insurance Fund has an annuity fund (hereinafter: the “Employer’s Payments), shall be made in lieu of the severance pay due to the said employee in respect of the salary from which the said payments were made and for the period they were paid (hereinafter: the “Exempt Salary”), provided that all the following conditions are fulfilled:

1.The Employer’s Payments –

(a)To the Pension Fund are not less than 141/3% of the Exempt Salary or 12% of the Exempt Salary if the employer pays for his employee in addition thereto additional payments to supplement severance pay to a benefit fund for severance pay or to an Insurance Fund in the employee’s name in an amount of 21/3% of the Exempt Salary. In the event that the employer has not paid an addition to the said 12%, his payments shall be only in lieu of 72% of the employee’s severance pay;

(b)To the Insurance Fund are not less than one of the following:

(1)131/3% of the Exempt Salary, if the employer pays for his employee in addition thereto also payments to secure monthly income in the event of disability, in a plan approved by the Commissioner of the Capital Market, Insurance and Savings Department of the Ministry of Finance, in an amount required to secure at least 75% of the Exempt Salary or in an amount of 21/2% of the Exempt Salary, the lower of the two (hereinafter: “Disability Insurance”); or

(2)11% of the Exempt Salary, if the employer paid, in addition, a payment to the Disability Insurance, and in such case the Employer’s Payments shall only replace 72% of the Employee’s severance pay; In the event that the employer has paid, in addition to the foregoing payments to supplement severance pay, to a benefit fund for severance pay or to an Insurance Fund in the employee’s name in an amount of 21/3% of the Exempt Salary, the Employer’s Payments shall replace 100% of the employee’s severance pay.

2.No later than three months from the commencement of the Employer’s Payments, a written agreement is executed between the employer and the employee in which:

(a)The employee has agreed to the arrangement pursuant to this approval in a text specifying the Employer’s Payments, the Pension Fund and Insurance Fund, as the case may be; the said agreement shall also include the text of this approval; and

(b)The employer waives in advance any right, which he may have to a refund of monies from his payments, unless the employee’s right to severance pay has been revoked by a judgment by virtue of Section 16 and 17 of the Law, and to the extent so revoked and/or the employee has withdrawn monies from the Pension Fund or Insurance Fund other than by reason of an entitling event; in such regard “Entitling Event” means death, disability or retirement after the age of 60.

3.This approval is not such as to derogate from the employee’s right to severance pay pursuant to any law, collective agreement, extension order or employment agreement, in respect of salary over and above the Exempt Salary.

Exhibit C

COMPANY COMPUTER POLICY CONSENT

BioHarvest Ltd. (the “Company”) has a policy regarding the use of the Company’s computer systems (the “Company’s Computers Policy”), as follows:

1.The Company has provided you, for the purpose of the performance of your duties, various types of computer related devices, including a computer, hardware, software, Company e-mail account, phone etc. (the “Computer Devices”). The Computer Devices are the exclusive property of the Company, and in order to protect the Computer Devices, and the information which they contain, you are hereby required to adhere to the following instructions:

1.1Hardware - it is prohibited to install hardware on, and/or to, Computer Devices without the prior authorization of your supervisor or the Company’s IT team. In this regard, you are not allowed to connect to a Computer Device an external hard – drive, disk on key (also known as memory stick and/or flash memory), camera, cell phone or any other type of hardware for purposes which are illegal, inappropriate, or transferring of material that belongs to the Company, its clients, employees, or any other third party without the prior authorization of your supervisor or the Company’s IT team.

1.2Software - it is prohibited to install software on Computer Devices, except for reasonable bounds, without the prior authorization of your supervisor or the Company’s IT team.

1.3Files - it is prohibited to save on Computer Devices any files, photos or videos that are not related to the Company. In particular, and without limitation, it is prohibited to save on Computer Device any file that its access and/or saving by you constitute infringement of protected Intellectual Property rights, and any file that contains obscene, pornographic or abusive content.

Notwithstanding the above, you are permitted to save personal files that you or your immediate family members have created, which are not related to the Company or to the performance of your duties, and have no commercial content, as long as such files are saved under a folder labeled “Private” located at the root directory of the Computer Device.

1.4If any of the above instructions is not clear or if you have a question regarding the use of Computer Devices, please contact your supervisor.

2.Notwithstanding the above, the Company does allows private use of the Computer Devices made available to you for work purpose, within reasonable bounds, subject to Section 1 above and Section 4 below.

3.During work hours and/or while at Company’s offices you may access the internet for your own private use provided that such access is done for a reasonable period of time, and in accordance with the Company’s Computers Policy. For the removal of doubt, and without limitation, it is prohibited to access any web site that contains obscene, pornographic or abusive content, and/or includes content that infringes on protected Intellectual Property rights, and /or is involves gambling

4.The Company’s e-mail account-

4.1Which was assigned to you is provided to you only for the purpose of work related use. You are not allowed to use the Company’s e-mail account for private purposes that are not related to the Company’s activities, such prohibited private use of your e-mail account includes correspondence with friends and family.

4.2In an event, you wish to send private e-mails during work hours and/or while at Company’s offices, you can do so through your private external web based e-mail account (Gmail, Hotmail etc.). As noted above, you are prohibited from saving to Computer Devices any files received through your external web based e-mail account, unless such files are saved per the terms of the exclusive exception detailed above.

5.In order to maintain the security of the Computer Devices and the protection of the Company’s legitimate interests, the Company is using various monitoring technologies, as well as blocking technologies, in the scope further detailed in the Computer Policy. These technologies enable the Company to monitor and review content and information which is present on Computer Devices or exchanged through Computer Devices, including through the Company’s e-mail account assigned to Company’s employees.

6.Said monitoring is not intended to infringe your privacy, and as a general rule the Company is not interested in reviewing correspondence which is exchanged through the Company’s e-mail account assigned to you. However, the Company may review professional correspondence and will act within the boundaries of applicable law, and when circumstances so require, necessitate and obligate, in order to protect the Company’s legitimate interests.

7.In the event that private correspondence exists in the Computer Devices and/or the Company e-mail account assigned to you, this, despite the clear instructions detailed hereinabove, the Company may review such correspondence, if special and unique circumstances exist in which there is a serious suspicion that you are carrying out harmful or illegal activity through Computer Devices, and subject to your consent.

8.It is further clarified that as part of the Company’s administration of its affairs, it may become necessary for another employee of the Company to access the Computer Devices that were assigned to you, in order review professional information on the Computer Devices that were assigned to you. Such access by other employees may occur during your employment or after the termination of your employment. In this respect, upon request from your supervisors or upon termination of employment, you are required to provide your supervisors with all access passwords that are necessary to access Computer Devices which were assigned to you, and materials that are saved on them.

9.Any material or file that is saved on Company’s Computer Devices is deemed to be property of the Company.

As a sign of your consent to the Computer Policy and the foregoing instructions, you are required to sign below.

EMPLOYEE ACKNOWLEDGEMENT AND CONSENT:

I, the undersigned, hereby acknowledge and approve that I have read all the above mentioned, received any and all clarifications which I required, and agree to it.

Name	ID number	Signature	Date
Ilana Belzer	[NUM BER REDACTED]	“Ilana Belzer”	19/02/2023